Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Receipt of New Proposal to Acquire PT Portugal’s Business

Oi S.A. (“Oi,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporation Law”) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) Instruction No. 358/02, informs its shareholders and the market that, on November 11, 2014, it received a proposal for the purchase of certain assets (the “Target Assets”) of PT Portugal SGPS, S.A. (“PT Portugal”) from Apax Partners LLP (“Apax”) with Bain Capital LLP (“Bain Capital”), in the capacity of investment advisors to Apax VIII Fund and Bain Capital Funds, based on an enterprise value of €7.075 billion, excluding cash and debt.

The offer’s enterprise value considers an earn-out payment of €400 million related to future revenue generation as well as €400 million related to EBITDA generation. The final price is subject to customary adjustments used in the purchase and sale of companies.

The Target Assets do not include PT Portugal’s investments in Africa, debt of PT Portugal, or its investments in Rio Forte Investments S.A. (which are subject to an exchange agreement with Portugal Telecom, SGPS, S.A., subject to the approval of the CVM.

A final offer is subject to final approval by Apax and Bain Capital’s respective investment committees as well as the completion of legal due diligence by Apax and Bain Capital.

The proposal has already been sent to Oi’s board of directors, which will analyse and decide over its terms.

Oi will maintain its shareholders and the market informed over any material events related to the above proposal.

Rio de Janeiro, November 11, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer,

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication may contain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. These statements reflect current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in this communication will be realized. Undue reliance should not be placed on such statements.